UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 14 May, 2026

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens announcement dated 14 May 2026: Dealings in securities by a prescribed officer of Sasol Limited

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol, the Company, Equity issuer)

DEALINGS IN SECURITIES BY A PRESCRIBED OFFICER OF SASOL LIMITED

In compliance with paragraphs 6.77 to 6.85 of the JSE Limited Listings Requirements (Listings Requirements), the following information is disclosed relating to dealings in securities of Sasol by a prescribed officer of Sasol Limited.

The person below transacted in securities awarded and accepted in 2023 in terms of the rules of the long-term incentive (LTI) plan. This vesting is the first tranche of the 2023 LTI On Appointment award, which partially vested at the achievement of corporate performance targets, the second tranche will vest in 2028.

In line with Sasol's minimum shareholding requirement policy, the participant had the option to retain all vested shares or sell sufficient vested shares to cover the tax liability and retain the balance thereof.

All executive directors and prescribed officers of Sasol Limited must meet minimum shareholding requirements.

Details of the transactions are set out below.

Transaction date:	11 May 2026
Class of securities:	Sasol ordinary shares
Issue price per share:	R0,00
Nature of transaction:	Retention of vested shares off-market
Nature and extent of interest:	Direct beneficial

Name	**Company and designation**	**Number of shares**	**Price per share (ZAR)[1]**	**Total value of transaction (ZAR)**
S Pillay	Sasol Limited: Prescriber Officer	2 318	212,9800	493 688

1 Closing price of 8 May 2026.

Transaction date:	11 May 2026
Class of securities:	Sasol ordinary shares
Issue price per share:	R0,00
Nature of transaction:	Sale of vested shares on-market
Nature and extent of interest:	Direct beneficial

Name	**Company and designation**	**Number of shares**	**Selling Price per share (ZAR)[1]**	**Total value of transaction (ZAR)**
S Pillay[2]	Sasol Limited: Prescriber Officer	2 182	215,6697	470 591

1. Average selling price per share is based on transactions effected by the Company on 11 May 2026. Proceeds are allocated to the shares sold by Directors / Prescribed Officers, as with all participants, based on the outcome of the bulk sale.
2. In terms of the MSR policy, Directors and Prescribed Officers may sell vested shares to cover the taxation and transaction cost on the vested LTI award.

The highest and lowest prices, as well as the VWAP price for the day of trading are as follows:

Date	Highest price (ZAR)	Lowest price (ZAR)	Volume Weighted Average Price (ZAR)
11 May 2026	219,1500	211,9700	215,6697

In terms of paragraph 6.83 of the Listings Requirements, the necessary clearance to deal has been obtained for the transaction set out above.

14 May 2026
Sandton

Equity Sponsor: Merrill Lynch South Africa (Pty) Limited t/a BofA Securities

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14 May 2026

By: /sgd/E Viljoen
Name: E Viljoen
Title: Group Company Secretary